CONSENT OF QUALIFIED PERSON

November 16, 2018

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission v
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador
Toronto Stock Exchange
NYSE American
Platinum Group Metals Ltd.

Dear Sirs and Mesdames:

Re: Platinum Group Metals Ltd. (the “Company”)

1.

I, Charles Johannes Muller, am responsible for preparing the technical report titled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective September 27, 2018 (the “Technical Report”) and do hereby consent to the public filing of the Technical Report.

2.

I also consent to the use of extracts from, or a summary of, the Technical Report in the news release of the Company dated October 25, 2018 (the “News Release”) and the material change report of the Company dated October 29, 2018 (the “Material Change Report”) and any publication or use thereof by the Company for regulatory purposes.

3.

I confirm that I have read the News Release and the Material Change Report and that the News Release and Material Change Report] fairly and accurately represent the information in the Technical Report that I am responsible for.

/s/ Charles J. Muller
Charles J. Muller, Pr. Sci. Nat.
Director, Mineral Resources
CJM CONSULTING (Pty) Ltd